Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

May 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan
Claudia Rios Laura Nicholson

Re:	Roth CH Acquisition V Co. Registration Statement on Form S-4 Filed February 14, 2024 File No. 333-277055

Ladies and Gentlemen:

On behalf of Roth CH Acquisition V Co. (the “Company”), we are hereby responding to the letter dated March 12, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4, filed on February 14, 2024, File No. 333-277055 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 1 to the Registration Statement (the “Amendment No.1”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-4

Questions and Answers About the Proposals

What is the consideration being paid to the shareholders of NEH?, page 5

1.	We note your reference in this section to the “Exchange Ratio.” Please disclose the meaning of such term. Similarly, please disclose the meaning of the term “Net Debt” as referenced on page 22.

RESPONSE: The requested clarification has been added on pages 5 and 24 of Amendment No. 1.

What interests do ROCL's current officers and directors and affiliates have in the Business Combination?, page 7

2.	We note your disclosure regarding the letter agreement dated January 2, 2024 among ROCL, NEH, Roth and Craig-Hallum in the context of the interests of the Sponsor, members of the ROCL Board and its executive officers in the Business Combination. Please revise to clarify here how the Sponsor, members of the ROCL Board and its executive officers have interests in such agreement.

RESPONSE: In response to the Staff’s comment, the Company has added clarifying language on pages 7, 31, 47, 71 and 113 of Amendment No.1.

Summary of the Proxy Statement

Commitment to Sourcing Helium, page 18

3.	We note disclosure on page 18 indicating the two 10-year take-or-pay contracts for the sale of helium represent $113,000,000 of undiscounted cash flow over the length of the contract. Please expand your disclosure to further clarify, if true, that this dollar amounts represents the cash flow for the two contracts combined. Also additionally disclose the total sales volumes of helium corresponding to dollar amount(s).

RESPONSE: In response to the Staff’s comment, the Company advises that the referenced $113,000,000 of undiscounted cash flow represents the undiscounted cash flow for the two 10-year take-or-pay contracts combined. The amount of helium sold over the 10-year periods for both contracts combined is 320MMcf of helium. The Company has included in the “Commitment to Sourcing Helium” subsection on page 20 in Amendment No. 1 a revised disclosure to indicate these facts.

Inventory of drilling locations, page 18

4.	We note your disclosure on page 20 that the company is currently in negotiations with the Bureau of Land Management with respect to its rights to extract and sell helium. In the context of the company’s current and planned operations, please revise to clarify the nature and significance of such rights and clarify all related risks. For example, we note that such information is also not clear in your risk factor disclosure under the caption “We operate on federal and state lands, which have additional rules and regulations related to our business, which may adversely affect our operations.”

RESPONSE: In response to the Staff’s comment, the Company advises that NEH is currently in negotiations with the Bureau of Land Management (“BLM”) to determine the royalty rate at which NEH will compensate the BLM for helium produced on the BLM’s federal land. The U.S. government requires an established royalty rate prior to any helium production pursuant to the BLM’s arrangements with NEH. The BLM does not prohibit NEH from producing helium due to the U.S. Government’s stance on its involvement in helium as further defined in the Helium Stewardship Act of 2012, but does require an established royalty rate prior to any helium production. Clarifying disclosure has been added to page 22 of Amendment No.1.

Parties to the Business Combination

NEH, page 18

5.	We note disclosure of a single figure for helium reserves and drilling locations on page 18 and natural gas and natural gas liquids reserves on page 19 representing an arithmetic summation of estimates from different reserve categories. Please note, the proved, probable and probable categories each represent differing levels of uncertainty. Therefore, combining information from these individual categories, without adjustments for the differing levels of uncertainty, results in a single figure that does not address the inherent uncertainty represented by the individual categories. Please revise the disclosure here and through prospectus to comply with the guidance in question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE: In response to the Staff’s comment and in compliance with the guidance in question 105.01 in the C&DIs, the Company has separated the estimates into different reserve categories throughout Amendment No. 1.

The Proposals

Proposal 1: The ROCL Business Combination Proposal

Consideration, page 22

6.	We note the disclosure which states that in consideration of the Merger, the holders of shares of New Era Helium Corp. (“NEH”) common stock will receive an aggregate of 9.0 million shares of Roth CH Acquisition V Co. (“ROCL”) common stock. Please revise to clarify why the number of shares disclosed here, and elsewhere, differs from the 8,180,000 shares of the combined company common stock that NEH stockholders will hold under both assumed redemption scenarios, as disclosed on page 55 and elsewhere.

RESPONSE: The number of shares disclosed on page 22 and elsewhere differs from the 8,180,000 shares of the combined company common stock that NEH stockholders will hold under both assumed redemption scenarios due to the adjustment made in the pro forma financial statements for the Company Merger Shares which are subject to adjustment based on the Net Debt, in which for every dollar of Net Debt higher than $37,300,000 at Closing the Company Merger Shares shall be decreased by 1/10 of one share. This comment has been resolved by adding a footnote to the share tables on pages 76, 81, 86, and 89 to disclose the calculation of the adjustment to the Company Merger Shares.

Conditions to the Consummation of the Transactions, page 23

7.	We note your disclosure regarding conditions to the closing of the business combination, including “certain indebtedness of the Company having been converted into shares of common stock of the Company.” Please disclose the material terms of such conversion, and file related agreements with the holders of such indebtedness, or tell us why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company notes that NEH previously had an outstanding convertible promissory note with Joel G. Solis in the principal amount of $155,000, which was converted to common stock of NEH on December 28, 2023. This convertible promissory note converted to common stock of NEH at a conversion price of $3.50. Since this promissory note is no longer outstanding, the Company is not required to file the note as a material agreement. The Company has included a description of such note in the “Conditions to Consummation of the Transactions” subsection on page 25 of Amendment No. 1.

Risk Factors, page 34

8.	Please tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: In response to the Staff’s comment, the Company notes that it is not currently controlled by and does not have substantial ties with non-U.S. persons. NEH has certain shareholders who are non-U.S. persons but the Company does not anticipate that this will impact its ability to complete the Business Combination. Notwithstanding the foregoing, in consideration of the Staff’s comment, the Company has included a risk factor at page 57 of Amendment No. 1 regarding the possibility that the Business Combination fails to be consummated should the Business Combination be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States, or ultimately prohibited.

Risks Related to NEH

Risks Related to Our Business, page 34

9.	Please expand your Risk Factors to address the timing, dollar amounts and sources of funds relating to the remaining costs for the completion of the construction and commissioning of the Pecos Slope Plant and the development of the proved, probable and possible oil and gas and helium reserves.

RESPONSE: In response to the Staff’s comment, the Company has expanded its risk factors to address the timing, dollar amounts and sources of funds relating to the remaining costs for the completion of the construction and commissioning of the Pecos Slope Plant and the development of the proved, probable and possible oil and gas and helium reserves. Please see the risk factor on page 38 entitled “We cannot assure that we can raise enough capital to successfully develop our Pecos Slope Plant, which will adversely affect our ability to earn revenue and jeopardize our delivery of helium pursuant to existing contracts.”

The Appraisal Report included in this proxy statement/prospectus..., page 36

10.	Please revise the discussion to remove references to contingent and prospective resources not addressed in the referenced Appraisal Report.

RESPONSE: In response to the Staff’s comment, the Company advises that it has removed references to contingent and prospective resources from the risk factor.

Risks Related to Regulatory Compliance

If we are restricted or lack of access to waste wells…, page 40

11.	Please expand the discussion to specify the termination date of the current contract regarding your continued use of the wastewater injection well. Also address the requirements for additional injection wells to dispose of water related to the increasing number of future producing wells contemplated in the Appraisal Report.

RESPONSE: In response to the Staff's comment, the Company has expanded the referenced discussion on page 44 of Amendment No. 1 to specify the termination date of the current contract regarding NEH’s continued use of the wastewater injection well and to address requirements for additional injection wells to dispose of water related to the increasing number of future producing wells contemplated in the Appraisal Report.

Risks Related to ROCL and the Business Combination, page 41

12.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: In response to the Staff’s comment, the Company has added risk factor disclosure on page 63 of Amendment No. 1.

We will need to obtain permits for construction and operation of the helium plant, page 41

13.	To the extent material, please revise to clarify the nature and significance of the permits and authorizations that you have not yet obtained for the new helium facility.

RESPONSE: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 44 of Amendment No. 1 to clarify the nature and significance of the permits and authorizations that NEH has not yet obtained for the Pecos Slope Plant.

The ability of ROCL's stockholders to exercise redemption rights with respect to a large number of common stock..., page 46

14.	We note your disclosure that NEH will be entitled to terminate the Business Combination if, among other things, ROCL shall not have executed Transaction Financing Agreements for at least $10,000,000, net of ROCL’s Transaction Expenses, by the Transaction Financing Date. Please revise to define the “Transaction Financing Date” and clarify whether this termination right is set forth in the Business Combination Agreement. In that regard, we note that such provision is not described with other termination provisions under “Termination” on page 103.

RESPONSE: The Company advises the Staff that it has revised the disclosure to remove the defined term as well as any reference to such a termination provision as it is inapplicable to this transaction and was inadvertently included in the Registration Statement. The Company has also added clarifying language to the relevant risk factor on page 51 of Amendment No. 1.

The Sponsors, NEH or their directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders..., page 47

15.	We note your disclosure that the Sponsors, NEH or their directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders prior to the consummation of the Business Combination and your disclosure that the purpose of such share purchases would be, in part, to increase the likelihood of obtaining requisite stockholder approvals of the proposals to be voted on at the ROCL Special Meeting, including the Business Combination. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the relevant risk factor to indicate that any such purchases would not be to increase the likelihood of obtaining requisite stockholder approvals of the proposals, but would be in order to reduce redemptions. An additional Q&A has been added to page 9 to provide the reader with further clarification.

The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive..., page 51

16.	Please ensure that your descriptions of the exclusive forum provision in your current charter and your proposed amended charter are consistent with the provisions contained in your current charter and your proposed amended charter, respectively. For example, we note your disclosure that under the proposed amended charter the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, such description does not appear to be consistent with the form of proposed charter provided in Annex B. As another example, we note that your disclosure on page 169 regarding the exclusive forum provision in your current charter does not include a complete description of the courts selected in such provision.

RESPONSE: In response to the Staff’s comment, the descriptions of the exclusive forum provision in the current charter and the proposed amended charter in applicable parts of Amendment No. 1 have been revised. Specifically, the Company has made revisions throughout Amendment No. 1 to further clarify that, except in limited circumstances the exclusive forum for causes of action arising under the Delaware statutory or common law will be the Court of Chancery of the State of Delaware. The revised portion of the Proposed Certificate of Amendment which contains this clarification states: “Notwithstanding the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting (i) a cause of action arising under the Securities Act, (ii) suits brought to enforce any liability or duty created by the Exchange Act, and (iii) any other claim for which the federal courts of the United States have exclusive jurisdiction.”

Nasdaq may not list the Combined Company's securities on its exchange, page 54

17.	We note your disclosure on page F-19 that on October 9, 2023, the company received a letter from The Nasdaq Stock Market LLC, which stated that the company no longer complies with Nasdaq’s continued listing rules on The Nasdaq Global Market due to the Company not having maintained a minimum of 400 total holders for continued listing, as required pursuant to Nasdaq Listing Rule 5450(a)(2). We also note your disclosure regarding your plan to submit a compliance plan. If material, please revise this risk factor to include any material information relating to such noncompliance with the continued listing rules.

RESPONSE: The Company acknowledges the Staff’s comment and informs the Staff that the Company submitted the required compliance plan within the specified period. To date, the Company has not received any reply or other notice from Nasdaq with respect to this matter, and the Company continues its efforts to regain compliance. The Company has provided updated disclosure on page 149 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Description of the Transactions, page 71

18.	We note your disclosure on page 71 and elsewhere that in consideration of the Merger, the holders of shares of NEH Common Stock (including shares of NEH Common Stock resulting from the conversion of NEH Preferred Stock) will receive an aggregate of 9.0 million shares of ROCL’s common stock. Please explain how you determined that NEH stockholders will receive 8,180,000 shares under both the scenarios as disclosed under the table on page 73 and elsewhere. Please revise your disclosures as appropriate.

RESPONSE: The number of shares that the NEH stockholders will receive under each scenario was determined by comparing the Indebtedness of NEH of the promissory note of $500,000 and the Project Finance Debt of $45,000,000, to be adjusted by cash and liquid assets of NEH, to the Net Debt threshold of $37,300,000 and adjusting the shares by 1/10 for every dollar in excess of the $37,300,000. For purposes of this calculation, the $45,000,000 of cash from the Project Finance Debt was not included in the calculation as those funds are earmarked for the plant expansion. The Company has addressed this comment by adding a footnote to the share tables on pages 76, 81, 86, and 89 to disclose the calculation of the adjustment to the Company Merger Shares.

19.	We note the disclosure here indicating that holders of shares of NEH common stock will receive an aggregate of 9.0 million shares of ROCL’s common stock unless Net Debt, as defined in the Business Combination Agreement, does not equal $37,300,000. Please provide additional pro forma presentations which give effect to range of possible results based on the Net Debt term or explain why you do not believe this is required. Refer to Rule 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company does not believe that additional pro forma presentations which give effect to a range of possible results is required because the calculation result for the number of Company Merger Shares is based on the current pro forma presentation, as the $45,000,000 Project Finance Debt is a condition to closing.

20.	We note your disclosure on page 71 and elsewhere that the holders of NEH Common Stock have the contingent right to receive up to an aggregate of 1.0 million additional shares of ROCL’s common stock (the “Earnout Shares”). Tell us and disclose how you accounted for the earnout shares and methodology used in computing the fair value of the contingent consideration.

RESPONSE: The Earnout Share provision will be classified within equity under ASC 815. As a result of equity classification, the fair value of the shares transferred will be recorded within equity upon the date the shares are granted to the holder (i.e., the date in which the occurrence of Triggering Events I and/or II are met, if they are met. Therefore, no accounting impact is deemed to exist as of the date of the pro forma financial statements. The fair value of the shares transferred will be recorded within the financial statements of the combined company as of the date on which the occurrence of Triggering Event 1 and/or II are met if they are met. Responsive disclosure has been added to page 87 of Amendment No. 1.

21.	We note ROCL is required to obtain Transaction Financing for $10,000,000 or NEH will be entitled to terminate the business combination. Tell us whether you have entered into Transaction Financing Agreement and if so, how you have reflected its impact in your pro forma financial information.

RESPONSE: The Company respectfully advises the Staff that the Company is obligated to use commercially reasonable efforts to obtain the Transaction Financing, but it is not a closing condition. While the Company continues its efforts to obtain the Transaction Financing, as of the date hereof the Company does not have any binding agreements with respect to the Transaction Financing and therefore it is not included in the unaudited pro forma financial information included in the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Balance Sheet, page 79

22.	We note that pro forma adjustments D and E include more than one assumption. Please revise to expand the descriptions in these notes to more clearly explain all assumptions involved and quantify the amounts for each assumption. Refer to Rule 11-02(a)(8) of Regulation S-X.

RESPONSE: Beginning on page 87 of Amendment No. 1, Adjustment D has been revised and adjustment O has been added to separate the transactions clearly explain and quantify the amounts for each adjustment. Adjustment E has been revised to quantify the amounts.

23.	We note the adjustments described in E total $8,533,729. However, adjustment E to accumulated deficit and additional paid in Capital reflect $3,358,729. Please revise or advise.

RESPONSE: Beginning on page 87 of Amendment No. 1, Adjustment E has been revised to show the elimination of $8,533,729 of OCL accumulated losses.

24.	We note that pro forma adjustment F for Scenario 2 reflects a par value adjustment of $864. Please revise to clarify why the adjustment amount does not reflect the $.0001 par value of the shares assumed redeemed of 950,540, or $95.

RESPONSE: The pro-forma has been adjusted to reflect the par value of the Combined Company common stock of $0.0001.

25.	We note that pro forma adjustment H appears to assume a fair value of $9.00 per share for the issuance of the 575,000 shares of ROCL common stock to advisors for services rendered in connection with the business combination. Please revise to clarify how the fair value for this share issuance was determined. In this regard, we note the price of ROCL stock appears to be quoted at a significantly higher price than $9.00 as disclosed on page 171.

RESPONSE: The fair value of the common stock issued to advisors for services rendered was based on the fee in the business combination marketing agreement of 4.5% of the gross proceeds of the ROCL IPO of $5,175,000 that the advisors were initially entitled to upon consummation of the Business Combination. Responsive disclosure has been added to page 88 of Amendment No. 1.

26.	We note your disclosure on page 1 and elsewhere that ROCL’s common stock and “Combined Company Common Stock” refer to the common stock, par value $0.0001 per share, of the post-Closing Combined Company. However, it appears adjustments D, F and H are based on par value of $ .001 per share. In addition, ROCL common stock outstanding under both the scenarios reflected here ($13,674 and $12,810) appears based on par value of $ .001 per share. Please revise or advise.

RESPONSE: The pro-forma has been adjusted to reflect the par value of the Combined Company common stock of $0.0001.

Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations, page 81

27.	We note adjustment A reflects borrowing of $45,000,000 to fund new plant construction. Show us how you reflected interest expense relating to this debt in your pro forma combined statement of operations for the nine months ended September 30, 2023 and the year ended December 31, 2022.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure by including the calculation of interest on the project financing in the Unaudited Pro Forma Statement of Operations for the Year ended December 31, 2023 on page 89 of Amendment No.1. The interest rate used to calculate the interest expense is an estimate based on current conversations that NEH is having with lenders and is subject to finalization.

Note 6 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations , page 81

28.	Please tell us why you have not given tax effect for any of the pro forma adjustments described in this note. Refer to Rule 11-02(b)(5) of Regulation S-X.

RESPONSE: The Company believes that it has considered the tax impact of the pro forma adjustments described in Note 6 on page 89 of Amendment No. 1 as noted in Adjustment (BB), which eliminates the tax provision of ROCL as the interest income earned in the Trust Account was reversed in Adjustment (AA). Regarding the other entries in Note 6, given the reverse recapitalization determination, the Company does not believe that there are any other tax effects.

Appraisal of Certain Oil and Gas Interests, page 84

29.	We note disclosure indicating the Appraisal Report is contained in Annex E as listed in the Table of Contents; however, the prospectus does not appear to include Annex E. We also note the Appraisal Report is filed as Exhibit 99.5. Please revise your disclosure as necessary to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the prospectus to include the Appraisal Report as Annex D.

30.	Please expand the discussion relating to the Appraisal Report to explain why the information is being presented and to clarify that the report includes estimates of proved, probable and possible oil and gas and helium reserves and specify the as of date of the estimates. Also modify the discussion on page 84 to clarify that helium is recovered as a byproduct in association with the production of natural gas and modify the discussion on page 85 to remove the statement indicating present worth is calculated using an “arbitrary” rate of 10 percent as this discount factor is required by FASB ASC 932.

RESPONSE: In response to the Staff’s comment, the Company has included in the “Appraisal of Certain Oil and Gas Interests” subsection beginning on page 92 of Amendment No. 1 an explanation for why the information is being presented and to clarify that the report includes estimates of proved, probable and possible oil and gas and helium reserves. The Company has included in this disclosure that the effective date of the Appraisal Report is January 1, 2024. The disclosure on page 84 has also been modified to clarify that helium is recovered as a byproduct in association with the production of natural gas. The disclosure on page 85 has been modified to remove the statement indicating present worth is calculated using an “arbitrary” rate of 10 percent.

31.	We note you provide a tabular summary of net reserves and revenue for proved, probable and possible natural gas, helium and natural gas liquids (“NGL”). Your presentation appears to be structured to give equal prominence to estimates of hydrocarbon reserves based on Subpart 229.1200 of Regulation S-K and FASB ASC 932 requirements and non- hydrocarbon helium reserves not specifically addressed by these requirements. Please revise your presentation to include separate tables for the presentation of your hydrocarbon and non-hydrocarbon helium reserves and revenues, giving prominence to the disclosure of hydrocarbon reserves and cash flows required by Item 1202(a)(2) of Regulation S-K and FASB ASC 932-235-50-31. Also please modify the column headers for Proved, Probable and Possible to state the estimates represent the “Total” for the category as appropriate to the presentation.

The table for your hydrocarbon reserves and revenues should clearly indicate, if true, that the information has been calculated in accordance with the applicable SEC definitions. Separately, the table for your non-hydrocarbon reserves and revenues should clearly indicate that there are no applicable SEC definitions for the helium reserves. The table should also clearly explain how the helium reserves and revenues have been calculated.

This comment also applies to the presentation and calculation of the net quantities of hydrocarbons and non-hydrocarbon helium reserves and the associated future net cash flows in the reserve report filed as Exhibit 99.5 and the reserve report prepared for Solis Partners, LLC as of December 31, 2022.

RESPONSE: In response to the Staff’s comment, NEH has obtained a more current appraisal report from MKM Engineering, dated as of January 1, 2024, which is attached to the proxy statement/prospectus as Annex D (the “Appraisal Report”), which contains separated estimates for hydrocarbon and non-hydrocarbon helium reserves and revenues. A summary of the reserve data from the Appraisal Report with respect to hydrocarbon and non-hydrocarbon helium reserves and revenues are included in Amendment No. 1 with the accompanying disclosure that the information in such table has been calculated in accordance with applicable Commission definitions. The accompanying disclosure to the table summarizing non-hydrocarbon helium reserves and revenues states that the revenues and costs related to helium are not compliant with the Commission’s requirements. Additionally, the Company has noted in this accompanying disclosure to the table that the helium reserves and revenues were calculated based on pricing arrangements pursuant to agreements NEH has entered into.

32.	Please note the economic producibility of your natural gas and natural gas liquids reserves should be determined solely from the forecasts of future production and related costs attributable to the extraction of saleable hydrocarbons, excluding the revenues and costs related to non-hydrocarbon sales products such as helium, to comply with Items 1201 and 1202 of Regulation S-K and FASB ASC 932-235-50-2 pursuant to the definition of oil and gas producing activities in Rule 4-10(a)(16) of Regulation S-X and FASB ASC 932-10-15-2A. Supplementally, confirm to us that revenues and costs related to non- hydrocarbon sales products have been excluded, or revise your calculations.

RESPONSE: The Company confirms that revenues and costs related to non-hydrocarbon sales products were separated from the economic producibility of the natural gas and natural gas liquids reserves in the Appraisal Report.

Background of ROCL's Interactions with Initial Candidates, page 89

33.	We note your disclosure that “ROCL is in deep discussions with 4 of those targets and at least two additional targets where LOI proposals have not yet been submitted.” Please revise to update such disclosure.

RESPONSE: The Company has revised the disclosure on page 98 of Amendment No. 1 to clarify that ROCL is no longer in discussion with any target companies other than NEH.

Proposal 1: The Business Combination Proposal

Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 94

34.	Please revise to clarify the definition of PV10 value, whether it is a non-GAAP measure, and if so, disclose the most directly comparable GAAP measure, such as the standardized measure of discounted future net cash flows.

RESPONSE: In response to the Staff’s comment, on page 103 of Amendment No. 1, the Company has replaced “PV10 value” references to standardized measure of discounted future net cash flows, less impact of future income tax expenses, which is the most directly comparable GAAP measure.

Recommendation of the ROCL Board of Directors and Reasons for the Business Combination, page 99

35.	We note the projection disclosures on page 101 for the periods labeled FY2023E, FY2024E, and FY2025E. Please address the following:

●	Consider presenting the projections in the format of the financial statements included in the filing. The current presentation has the appearance of dollars and cents.

●	Provide discussion that addresses the context between the projection and actuals through September 30, 2023. In this regard, we note Oil revenue, Gas revenue, and NGL revenue for FY2023E is projected at $0.05, $0.00 and $0.89, respectively, whereas actuals presented on page F-59 appear to provide a different break-out.

●	Provide a discussion to support the assumptions used in the revenue forecast that addresses the upward trend that is projected.

●	Clarify the meaning of Asset level OCF.

RESPONSE: The Company has revised the presentation of the projections beginning on page 108 of Amendment No. 1. In further response to the Staff's comment, the projections in the "Recommendation of the ROCL Board of Directors and Reasons for the Business Combination" section are based on production values from the Appraisal Report. The increase in gas revenues projected during 2025 and 2026 reflect anticipated drilling to occur in 2025 and 2026.  The increase in natural gas liquid revenues are also related to drilling to occur during 2025 and 2026 and the Pecos Slope Plant scheduled to commence operations by Q1 of 2025. The helium revenue projections relate to commencement of operations of the Pecos Slope Plant as well as drilling to occur during 2025 and 2026. The Company has removed the reference to Asset Level OCF from the disclosure. The Company also respectfully notes that it has disclosed in this subsection that it cannot advise on the accounting impacts of the Project Finance Debt with respect to such projections since the terms and conditions of the Project Finance Debt are yet uncertain. The Company will update the Registration Statement in a future amendment to address this comment # 35.

Proposal 3: The Governance Proposal, page 110

36.	Please revise to clarify the total number of authorized shares of common stock under the Proposed Certificate of Incorporation as set forth in Proposal 3B.

RESPONSE: The Company notes that Proposal 3B already includes the total number of authorized shares of common stock under the Proposed Certificate of Incorporation on page 117 of Amendment No. 1 (70,000,000).

Proposal 4: The Nasdaq Proposal, page 112

37.	Tell us why you have included the approval of the issuance of shares pursuant to the Transaction Financing together with the issuance of the shares contemplated by the Business Combination Agreement. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the proposal for the approval of the issuance of shares pursuant to the Transaction Financing and the proposal for the issuance of shares contemplated by the Business Combination have now been included as two separate proposals (Proposal 4 and 5, respectively). Corresponding disclosures in Amendment No. 1 have been modified accordingly. The proposal for the approval of the issuance of shares pursuant to the Transaction Financing is referred to in Amendment No. 1 as the “First Nasdaq Proposal” and the proposal for the issuance of shares contemplated by the Business Combination is referred to as the “Second Nasdaq Proposal.”

38.	Please disclose all material terms of the Transaction Financing and disclose the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used.

RESPONSE: To date the Company has not secured the Transaction Financing although it continues its efforts to identify and secure such additional sources of financing. The Company will add the requested disclosure when such financing is secured.

Executive Officers and Directors of ROCL Conflicts of Interest, page 133

39.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE: The Company advises the staff that the potential conflict in question is addressed on page 143 of the Registration Statement. Nonetheless, the Company has added clarifying disclosure on pages 9, 32, 48, 72 and 115 of Amendment No.1.

Products, page 142

40.	Please expand your disclosure to additionally indicate your products include the sale of natural gas, natural gas liquids and oil currently produced consistent with disclosure on page F-50.

RESPONSE: In response to the Staff’s comment, the Company advises that it has expanded its disclosure beginning on page 153 of Amendment No. 1 to indicate NEH’s products, including the sale of natural gas, natural gas liquids and oil currently produced consistent with disclosure in the financial statements.

Customers, page 143

41.	Please reconcile the identities of the various customers and helium sales contracts, including proportion of helium production dedicated under related helium sales agreements, disclosed on page 143 and 153, e.g. Air Life Gases USA and an international gas supplier, with the disclosure on page F-85 that discusses helium sales agreements with Badger Midstream Energy, LP and Matheson Tri-Gas, Inc., respectively.

RESPONSE: In response to the Staff’s comment, the Company has revised page 154 of Amendment No. 1 to make the disclosures about customers and helium sales contracts consistent.

Customers, page 143

42.	Please revise your business overview to clarify in a more prominent manner that to date, NEH has not sold revenue generated from production of helium. In this regard, your statement that NEH is “an exploration and production company that sources helium produced in association with natural gas reserves in North America” should be qualified with the nature of your business model as of the date of filing. Please make corresponding changes where applicable in your filing.

RESPONSE: In response to the Staff’s comment, the Company advises that it has revised the business overview on page 153 of Amendment No. 1 to clarify that to date, NEH has not generated any revenue from the production of helium. The Company has also qualified the quoted statement with the nature of NEH’s business model as of the date of filing of Amendment No. 1, and made corresponding changes throughout Amendment No. 1 where applicable.

43.	We note your disclosure on page 143 regarding the Gas Purchase Agreement, the sales agreements for the helium anticipated to be generated by the Pecos Slope Plant, the Helium Tolling Agreement and the Helium Sales Agreement with Badger Midstream Energy, LP. Please revise to disclose the material terms of each such agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the “Customers” subsection on page 154 of Amendment No. 1 to include the material terms of each of the agreements referenced in the Staff’s comment. Such agreements have also been filed as exhibits to the Registration Statement, as Exhibits 10.13 through 10.18.

44.	Please refer to the requirements in Item 1201(a) of Regulation S-K and provide the disclosures specified in Subpart 229.1200 for NEH.

RESPONSE: The Company has considered the Staff’s comment and notes that of the disclosures specified in Subpart 229.1200, the Company only believes the requirements of Item 1207 (delivery commitments) to be pertinent to a discussion regarding NEH’s customers. The Company believes it has already supplied the information required by Item 1207. At page 141 of the Registration Statement, the Company has specified that NEH has agreed to sell fifty percent (50%) of the helium generated from the Pecos Slope Plant each month to Air Life Gases USA, Inc., in the form of liquefied helium, pursuant to that certain Contract for Sale and Purchase of Liquid Helium and the amendment to this agreement. The Company has also disclosed that NEH has agreed to sell fifty percent (50%) of the gaseous helium generated monthly at the Pecos Slope Plant to an international gas supplier, pursuant to a certain gaseous helium sales agreement entered into in the third fiscal quarter of 2023. The Company has specified that the quantities of helium to be supplied under these agreements will be fulfilled by helium anticipated to be generated by the Pecos Slope Plant, which is currently under development.

45.	We note disclosure here and on page 143 stating the Pecos Slope Plant is expected to commence operations by June 1, 2024 and in the second quarter of 2024 appears to be inconsistent with dates of late Q4 2024 and December 2024 on pages 18, 100 and pages 93, F-84 and F-85, respectively. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE: In response to the Staff’s comment, the Company has revised all references to the Pecos Slope Plant’s expected operations commencement date throughout Amendment No. 1 to the first fiscal quarter of 2025, including in the financial statements.

Executive Officers and Directors of NEH and Executive Officers and Directors of the Combined Company, page 147

46.	Please revise to provide all information required by Item 401(e) of Regulation S-K. For example, revise to describe the business experience, principal occupations and employment of Mr. Kornbluth and Mr. Sestak during the past five years, including the dates and duration of employment.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures regarding Mr. Kornbluth and Mr. Sestak in the “Executive Officers and Directors of NEH and Executive Officers and Directors of the Combined Company” section beginning on page 158 of Amendment No. 1 to include all information required by Item 401(e) of Regulation S-K.

Management Agreements, page 151

47.	We note that you will enter into employment agreements with your executive officers concurrently with the closing of the Business Combination Agreement. Please revise your disclosure to disclose the material terms of such agreements. In addition, please file such agreements as exhibits to your registration statement. Refer to Item 601(b) of Regulation S-K.

RESPONSE: The Company has revised the “Management Agreements” subsection of the Registration Statement to include the material terms of the employment agreements that will be entered into with executive officers concurrently with the closing of the Business Combination. These employment agreements have been filed as Exhibits 10.19 and 10.20.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NEH

Liquidity and Capital Resources Cash Flow , page 160

48.	We note significant fluctuations in cash provided by operating activities during the periods presented. Please revise to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosures should also include a discussion of the underlying reasons for material changes in operating assets and liabilities that affect operating cash flows. Refer to Item 303 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company advises that it has revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NEH” section of the Registration Statement to include audited financial information for the fiscal year ending December 31, 2023 and December 31, 2022, as well as a revised disclosure regarding changes in cash provided by operating activities between these two fiscal years. Updated audited financial statements have also been included in the proxy statement/prospectus.

Tabular Disclosure of Contractual Obligations, page 162

49.	We note the table includes notes payable to AirLife and Beaufort Acquisitions totaling $4,950,200. Please clarify why these amounts are not consistent with the total of Notes payable – current and noncurrent as shown on page F-40 and disclosures in Note 6, page F-54.

RESPONSE: In response to the Staff’s comment, the Company advises that it has revised the disclosure in “Tabular Disclosure of Contractual Obligations” on page 171 of Amendment No. 1 to be consistent with information included in Note 6.

Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined Company, page 172

50.	Please disclose the information required by Item 403 of Regulation S-K regarding NEH. Refer to Item 18(a)(5) of Form S-4.

RESPONSE: In response to the Staff’s comment, the Company has revised the “Security Ownership of Certain Beneficial Owners and Management of ROCL and the Combined Company” section beginning on page 181 of Amendment No. 1 to include the information required by Item 403 of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 183

51.	We note your disclosure that NEH "intends" that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Code Section 368(a). Please revise to clarify the tax consequences of the transaction. Refer to Item 4(a)(6) of Form S-4. In addition, please file a tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

RESPONSE: In response to the Staff’s comment, the Company has provided a revised disclosure in the “U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of NEH Shares” section. The requested tax opinion is filed as Exhibit 8.1 to Amendment No. 1.

Experts

Appraisal Report, page 197

52.	Please expand the discussion regarding MKM Engineering to also address the reserves estimates as of December 31, 2022, 2021 and 2020 prepared by MKM. Also obtain and file a copy of the reserves reports as exhibits to the prospectus to comply with Item 1208(a) of Regulations S-K.

RESPONSE:

that the Company has expanded its discussion regarding MKM Engineering in the “Experts – Appraisal Report” section beginning on page 207 of Amendment No. 1 to include reserve estimate data as of January 1, 2023, January 1, 2022, and January 1, 2021. The Company also advises that it has obtained the Appraisal Report, which is included as Annex D to the proxy statement prospectus. The discussion in this “Experts – Appraisal Report” section has also been expanded to address reserve estimates as of the effective date of the Appraisal Report, January 1, 2024.

New Era Helium Corp.

Index to Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Members' Equity, page F-42

53.	Please clarify why Members’ withdrawals of $771,295 for the nine months ended September 30, 2022 is not consistent with the disclosures in cash flow statement amount of $942,362, as shown on page F-43.

RESPONSE: This comment is no longer applicable since NEH was required to updated their financial statements. .

Note 5. Oil and Natural Gas Properties, page F-53

54.	Please provide us with the analysis that was performed in determining that the adjustment to capitalized costs resulting from the sale in July 2023 resulted in a significant alteration of the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center.

RESPONSE: Because NEH is a full cost company, proceeds from the sale of oil and gas properties are normally accounted for as a reduction to capitalized costs unless such treatment causes a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized. The normal treatment of this specific sale would have reduced the value of the capital costs to zero even though reserves still existed on the remaining properties, and therefore it was necessary to record a gain on the sale.

Solis Partners, LLC

Index to Financial Statements

Statement of Changes in Members' Equity, page F-67

55.	Members' contribution of $329,920 during the year ended December 31, 2022 is not consistent with such disclosures in statement of cash flows of $190,000 on page F-68. Please revise or advise.

RESPONSE: The Company has included in Amendment No. 1 NEH’s audited financial statements for the fiscal year ending December 31, 2023 and December 31, 2022 and that it has revised the Statement of Changes in Members’ Equity therein to separate the cash and non-cash components of the members’ contributions. The cash component of the members' contributions are included in Cash Flows from Financing Activities entry.

Note 5. Oil and Natural Gas Properties , page F-77

56.	Please revise to disclose the total amount of amortization expense for each cost center for each year an income statement is required. Refer to Rule 4-10(c)(7)(i) of Regulation S-X.

RESPONSE: The Company has included in Amendment No. 1 NEH’s audited financial statements for the fiscal year ending December 31, 2023 and December 31, 2022 and has revised Note 5 to disclose the total amount of amortization expense for each year an income statement is presented.

Note 14. Revenue, page F-82

57.	It appears that you net 100% of the transportation and processing costs from your total revenue. However, we note from your revenue recognition policy that not all of your production is sold to the processor on a net basis. Please clarify for us why the portion of your transportation and processing costs related to revenue recognized on a gross basis are not presented under the Costs and expenses category on your statements of operations.

RESPONSE: In response to the Staff’s comment, NEH has revised Note 15 in its financial statements to indicate that the transportation and processing costs are a reduction of only the natural gas revenues.

Oil and Natural Gas Reserves, page F-86

58.	Please expand your disclosure of proved reserves expressed as a gas equivalent (“Mcfe”) to clarify the basis for converting your oil and NGs to equivalent gas volumes (e.g. the number of barrels per thousand cubic feet of natural gas equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

RESPONSE: The Company has included in Amendment No. 1 NEH’s audited financial statements for the fiscal year ending December 31, 2023 and December 31, 2022 and that NEH has revised the “Oil and Natural Gas Reserves” subsection therein to describe the basis for converting its oil and natural gas liquids to equivalent gas volumes.

59.	Please revise your presentation of proved reserves and the standardized measure of discounted future net cash flows and the changes therein to remove figures relating to helium. Refer to the definition of oil and gas producing activities in FASB 932-10-15-2A and the disclosure requirements FASB ASC 92-235-50-2, 50-4, 50-5, 50-30, 50-31, and 50-35, respectively.

RESPONSE: The Company has included in Amendment No. 1 NEH’s audited financial statements for the fiscal year ending December 31, 2023 and December 31, 2022 and NEH has revised its presentation of proved reserves and the standardized measure of discounted future net cash flows and the changes in the “Oil and Natural Gas Reserves” subsection therein to remove figures relating to helium.

Note 16. Supplemental Oil and Natural Gas Disclosures (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-88

60.	Please revise to include disclosure of the amount of future income tax expense that would have been included as of December 31, 2022 if you were not a tax exempt entity. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure or PV-10 in any other places in your filing. In this regard, we note the disclosure on page 95 of PV10 value. A discussion of PV-10 should include a prominent discussion of your standardized measure as well.

RESPONSE: The Company has included in Amendment No. 1 NEH’s audited financial statements for the fiscal year ending December 31, 2023 and December 31, 2022 and NEH has revised Note 16 to include amounts associated with future income tax expense.

Exhibits

61.	Please file all material contracts of New Era Helium Corp. Refer to Item 601(b)(10) of Regulation S-K. For example, file the two 10-year take-or-pay contracts described on page 18, and each of the other agreements described under “Customers” on page 143, or tell us why they are not required to be filed.

RESPONSE: In response to the Staff’s comment, the Company has filed all material contracts as exhibits to Amendment No. 1.

General

62.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE: Disclosure responsive the Staff’s comment has been added beginning on page 90 of Amendment No. 1.

63.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE: The Company acknowledges the Staff’s comment and has clarified on the cover page, the Notice page, and pages 14 and 69 of Amendment No.1 that no person has received any such consideration.

64.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: The Company has provided the requested disclosure on page 12 of Amendment No. 1.

65.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE: The Company has provided the requested disclosure on page 31 of Amendment No.1.

66.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: The Company has added a Q&A on page 12 of Amendment No. 1 that is responsive to the Staff’s comment

67.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

RESPONSE: The Company has added responsive risk factor disclosure on page 58 of Amendment No. 1

68.	We note that Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC were underwriters for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from such firms or any other firm engaged in connection with your initial public offering that they will cease involvement in your transaction and how that may impact your deal or any deferred underwriting compensation owed for the SPAC’s initial public offering.

RESPONSE: The Company has received no notice, nor any other indication, from either of such firms or any other firm engaged in connection with the initial public offering that they will cease their involvement in the transaction.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Loeb & Loeb LLP